UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

 (Rule 13d-101)

Under the Securities Exchange Act of 1934

FIRST ALBANY COMPANIES INC.

 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
 (Title of Class of Securities)

318465101
 (CUSIP Number)

Robert H. Weiss

General Counsel

MatlinPatterson Global Advisers LLC

520 Madison Avenue

New York, New York 10022

Telephone: (212) 651-9525

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 14, 2007

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson FA Acquisition LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		3,054,976
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

3,054,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,054,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9961%
14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson Global Opportunities Partners II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		3,054,976
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

3,054,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,054,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9961%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson Global Opportunities Partners (Cayman) II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		3,054,976
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

3,054,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,054,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9961%
14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson Global Partners II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		3,054,976
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

3,054,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,054,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9961%
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson Global Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		3,054,976
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

3,054,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,054,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9961%
14	TYPE OF REPORTING PERSON

IA

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		3,054,976
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

3,054,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,054,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9961%
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MatlinPatterson LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		3,054,976
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

3,054,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,054,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9961%
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

David J. Matlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		3,054,976
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

3,054,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,054,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9961%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

Mark R. Patterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		3,054,976
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

3,054,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,054,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9961%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

Frank Plimpton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		3,054,976
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

3,054,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,054,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9961%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 318465101

SCHEDULE 13D
NAME OF REPORTING PERSON
1	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

Chris Pechock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		3,054,976
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

3,054,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,054,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9961%
14	TYPE OF REPORTING PERSON

IN

INTRODUCTION.

This Schedule 13D Statement (this “Statement”) is filed on behalf of (i) MatlinPatterson FA Acquisition LLC, a Delaware limited liability company (“Matlin FA”), (ii) MatlinPatterson Global Opportunities Partners II L.P. (“Matlin Partners (Delaware)”), a Delaware limited partnership, (iii) MatlinPatterson Global Opportunities Partners (Cayman) II L.P. (“Matlin Partners (Cayman)” and, together with Matlin Partners (Delaware), the “Matlin Partners”), a Cayman Islands limited partnership, (iv) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by each of the Matlin Partners, (v) MatlinPatterson Global Partners II LLC (“Matlin Global Partners”), a Delaware limited liability company, as the general partner of each of the Matlin Partners, (vi) MatlinPatterson Asset Management LLC (“Matlin Asset Management”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (vii) MatlinPatterson LLC (“MatlinPatterson”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Asset Management, (vii) David J. Matlin and Mark R. Patterson each, as a holder of 50% of the membership interests in MatlinPatterson, and (viii) Christopher Pechock and Frank Plimpton, each an employee of Matlin Advisers, as the persons named in the Proxies described below.  Matlin FA, Matlin Partners (Delaware), Matlin Partners (Cayman), Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson, David J. Matlin, Mark R. Patterson, Christopher Pechock and Frank Plimpton are collectively referred to in this Statement as the “Reporting Persons” and each is a “Reporting Person.”  The purpose of this Statement is to disclose the beneficial ownership of the Reporting Persons in the common stock, par value $0.01 per share (“Common Stock”), of First Albany Companies Inc. (the “Issuer”).

ITEM 1.    SECURITY AND ISSUER

The name of the issuer is First Albany Companies Inc.  This Statement relates to the Issuer's common stock, par value $0.01 per share.  The principal executive offices of the Issuer are located at 677 Broadway, Albany, New York 12207.

ITEM 2.    IDENTITY AND BACKGROUND

The address of the principal office of each Reporting Person is:

        c/o MatlinPatterson Global Advisers LLC
        520 Madison Avenue
        New York, New York 10022

(i)  Matlin FA is a limited liability company organized under the laws of Delaware.  The principal business of Matlin FA is to invest in equity and debt securities of companies.

(ii)  Matlin Partners (Delaware) is a limited partnership organized under the laws of Delaware.  Matlin Partners (Cayman) is a limited partnership organized under the laws of the Cayman Islands.  Each of Matlin Partners (Delaware) and Matlin Partners (Cayman) are in the business of investing in equity and debt securities of companies.

(iii)  Matlin Advisers is a limited liability company organized under the laws of Delaware.  The principal business of Matlin Advisers is to serve as investment adviser to Matlin Partners (Delaware) and Matlin Partners (Cayman).

(iv)  Matlin Global Partners is a limited liability company organized under the laws of Delaware.  The principal business of Matlin Global Partners is to serve as General Partner of Matlin Partners (Delaware) and Matlin Partners (Cayman).

(v)  Matlin Asset Management is a limited liability company organized under the laws of Delaware.  Matlin Asset Management is the holder of all the membership interests in Matlin Global Partners and Matlin Advisers.  Matlin Asset Management's principal business is owning Matlin Global Partners and Matlin Advisers.

(vi)  MatlinPatterson is a limited liability company organized under the laws of Delaware. MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management.  MatlinPatterson's principal business is owning Matlin Asset Management.

(vii)  David J. Matlin and Mark R. Patterson are each the holder of 50% of the membership interests in MatlinPatterson.  David J. Matlin's principal occupation is acting as Chief Executive Officer of Matlin Advisers and Mark R. Patterson's principal occupation is acting as Chairman of Matlin Advisers.  David J. Matlin and Mark R. Patterson are both citizens of the United States of America.

(viii) Christopher Pechock and Frank Plimpton are each employees of Matlin Advisers.  The principal occupation of each of them is providing services to Matlin Advisers in relation to the making and management of investments.  Christopher Pechock and Frank Plimpton are both citizens of the United States of America.

(ix)  In the past five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws nor has it been found to have violated such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 14, 2007, Matlin FA entered into an Investment Agreement (the “Investment Agreement”) with the Issuer providing for the purchase (the “Share Purchase”) by Matlin FA and certain co-investors which may be designated by it (individually or collectively, the “Purchasers”), upon the terms and subject to the conditions of the Investment Agreement, of 33,333,333 newly issued shares of the Issuer’s Common Stock, for an aggregate cash purchase price of $50 million.  The number of shares issuable to the Purchasers in consideration of the $50 million purchase price is subject to upward adjustment based on the Issuer’s net tangible book value per share at closing and certain other factors. Upon closing of the Share Purchase, and after giving effect to certain related issuances of restricted stock units to certain employees of the Issuer,, the Purchasers would own approximately 60% of the outstanding Common Stock (58% of the Common Stock, on a fully diluted basis).  The Share Purchase is expected to close in the third quarter of 2007.

Under applicable NASDAQ rules, the Share Purchase is subject to approval by the Issuer’s shareholders. The Issuer has agreed to, as soon as practicable, prepare appropriate proxy materials, submit them to its shareholders and hold a special shareholders’ meeting for the purpose of obtaining approval by its shareholders of the transactions contemplated by the Investment Agreement and certain related matters.

On May 14, 2007, Messrs. George McNamee and Alan Goldberg, directors of the Issuer, and Mr. McNierney (each, a “ Stockholder “ and collectively, the “ Stockholders “), entered into voting agreements with Matlin FA (each, a “ Voting Agreement “ and collectively, the “ Voting Agreements “) pursuant to which the Stockholders agreed, among other things, to vote the shares of Common Stock beneficially owned by them (including any such shares of Common Stock acquired after the date of execution of the Voting Agreements upon the exercise of any stock options, warrants or similar instruments or otherwise) in favor of the Share Purchase and as directed by Matlin FA on certain ancillary matters.  Pursuant to the Voting Agreements, each Stockholder granted to Christopher Pechock and Frank Plimpton, employees of Matlin Advisers, irrevocable proxies (the “Proxies”) to vote the shares of Common Stock beneficially owned by such Stockholders.

The Stockholders are currently the beneficial owners of an aggregate of 3,054,976 shares of Common Stock that are subject to the Voting Agreements and the Proxies.  This Schedule 13D is being filed with respect to these shares of Common Stock.  These shares of Common Stock are separate from the shares of Common Stock proposed to be acquired by Matlin FA pursuant to the Investment Agreement.

The Stockholders entered into the Voting Agreements and granted the Proxies as an inducement for Matlin FA to enter into and perform the Investment Agreement.  None of the Reporting Persons has paid any additional consideration in connection with the execution and delivery of the Voting Agreements or the Proxies.

References to, and descriptions of, the Voting Agreements and the Proxies are qualified in their entirety by reference to the Voting Agreements and the attached Proxies which are included as Exhibit 3, and are incorporated herein in their entirety where such references and descriptions appear.

The above summary of the Investment Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, a copy of which is attached as Exhibit 10.1 to the Issuer’s Report on Form 8-K filed on May 15, 2007 and is incorporated into this Item 3 by reference.

ITEM 4.    PURPOSE OF TRANSACTION

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4. The Reporting Persons (through Matlin FA) intend to consummate the Share Purchase as provided in the Investment Agreement upon satisfaction of various closing conditions, including without limitation, approval of the Share Purchase by the Issuer’s shareholders, NASD and other regulatory approvals and third party consents.

Pursuant to the Voting Agreements, the Stockholders, who beneficially own in the aggregate 3,054,976 shares of Common Stock, which represents approximately 19% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and approximately 19% of the currently outstanding voting power of the Issuer, have agreed, among other things (i) to vote their shares of Common Stock (a) in favor of  the Share Purchase and certain related Shareholder Approvals (as defined in the Voting Agreements) , (ii) not to solicit, encourage or recommend to other shareholders of the Issuer that (w) they vote their shares of Common Stock in any contrary manner, (x) they refrain from voting their shares, (y) they tender, exchange or otherwise dispose of their shares of Common Stock pursuant to a “Competing Transaction” (as defined in the Voting Agreements), or (z) they attempt to exercise any statutory appraisal or other similar rights they may have, (iii) unless otherwise instructed in writing by Matlin FA, to vote their shares against any Competing Transaction” (as defined in the Voting Agreements) and (iv) not to, and not to permit any of their employees, attorneys, accountants, investment bankers or other agents or representatives to, initiate, solicit, negotiate, encourage, or provide confidential information in order to facilitate any Competing Transaction.  The Voting Agreements expire at the earlier of: (i) the Closing (as defined in the Investment Agreement), (ii) the due and proper termination of the Investment Agreement in accordance with its terms, or (iii) the mutual consent of Matlin FA and each Stockholder.

The purpose of the Voting Agreements is to increase the likelihood that the Share Purchase and the other Shareholder Approvals referred to in the Investment Agreement will be approved by the shareholders of the Issuer at the shareholders meeting to be called by the Issuer to consider such matters pursuant to the Investment Agreement.

In the Investment Agreement, the Issuer has agreed that, on or prior to the Closing Date (as defined in the Investment Agreement), the Issuer will cause the size of its board of directors to be increased from seven to nine and to cause those of its current directors designated by Matlin FA to resign.  The remaining directors are to appoint individuals designated by Matlin FA to fill the resulting vacancies.  Matlin FA currently intends to nominate to the board three representatives of Matlin FA and its affiliates, three other individuals nominated by, but otherwise unaffiliated with, Matlin FA or the other Purchasers, as well as Mr. Lee Fensterstock, Mr. Peter J. McNierney and one other current member of the board.

Mr. Fensterstock, a securities industry veteran associated with Matlin FA, is expected to be hired by the Issuer as its Chairman and Chief Executive Officer.  Mr. McNierney, who is currently the Chief Executive Officer of the Issuer, would become its President and Chief Operating Officer.

Prior to the Closing Date under the Investment Agreement, Matlin FA and Mr. Fensterstock intend to develop a Strategic Plan in consultation with the Issuer’s current management for restoring the Issuer to profitability and taking maximum advantage of the additional capital that will be made available to the Issuer and its subsidiaries as a result of the Share Purchase.

The Reporting Persons intend to continuously evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional Common Stock of the Issuer will be acquired by the Reporting Persons. At any time, additional Common Stock may be acquired or some or all of any Common Stock of the Issuer beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Except as otherwise disclosed herein, no Reporting Person currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a) - (j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, any Reporting Person may consider such matters, and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, any Reporting Person may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As of the filing date of this Statement, Matlin FA and the other Reporting Persons do not own any shares of Common Stock.  However, as a result of the Voting Agreements, the Reporting Persons may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 3,054,976 shares of Common Stock, which represents approximately 19% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), subject to the conditions and limitations of the Voting Agreements.

The Reporting Persons disclaim beneficial ownership of any Common Stock.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their affiliates is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose.

Except as disclosed in this Statement, none of the Reporting Persons is entitled to any rights of a stockholder of the Issuer.  Except as disclosed in this Statement, none of the Reporting Persons has (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock.

(c) Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Common Stock owned by other parties.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On March 20, 2007, Matlin Advisers and the Issuer entered into a confidentiality letter agreement (the “Confidentiality Agreement”).  Among other things, the Confidentiality Agreement provides that for a period of one year from the date of such agreement, Matlin Partners (Delaware) and any of its affiliates will not (i) acquire, agree to acquire or make any proposal to acquire any securities or property of the Issuer, unless such acquisition, agreement or proposal shall have been expressly first approved by the Issuer’s board of directors, (ii) solicit proxies from shareholders of the Issuer or otherwise seek to influence or control the management or policies of the Issuer or any of its affiliates, or (iii) assist advise or encourage any other person in doing any of the foregoing.  In addition, Matlin Partners (Delaware) agreed that for a period of two years from the date of such agreement, without the prior written consent of the Issuer, it, and any of its affiliates, will not solicit or cause to be solicited the employment of or hire any officer, director or employee of the Issuer or its subsidiaries or affiliates.  References to, and descriptions of, the Confidentiality Agreement are qualified in their entirety by reference to the Confidentiality Agreement which is included as Exhibit 4, and is incorporated herein in its entirety where such references and descriptions appear.

Other than as described in Items 3, 4, 5 and 6 of this Statement, the Investment Agreement and the Voting Agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

1    Joint Filing Agreement, dated as of May 25, 2007, among the Reporting Persons.

2    Investment Agreement, dated as of May 14, 2007, by and between First Albany Companies Inc. and MatlinPatterson FA Acquisition LLC (incorporated herein by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on May 15, 2007)

3    Voting Agreements and Proxies, dated as of May 7, 2007, entered into between MatlinPatterson FA Acquisition  LLC and each of Messrs. George McNamee, Alan Goldberg and Peter J. McNierney.

4    Confidentiality letter agreement dated March 20, 2007 between MatlinPatterson Global Advisers LLC and First Albany Companies Inc..

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: May 25, 2007

MatlinPatterson FA Acquisition LLC

By:	/s/ Robert A. Weiss
Name: Robert A. Weiss
Title:

MATLINPATTERSON LLC

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Member

MATLINPATTERSON ASSET MANAGEMENT LLC

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Chairman

MATLINPATTERSON GLOBAL ADVISERS LLC

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Chairman

MATLINPATTERSON GLOBAL PARTNERS II LLC

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Director

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS II L.P.

By: MatlinPatterson Global Partners II LLC, its general partner

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Director

L.P.MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (Cayman) L.P.

By: MatlinPatterson Global Partners II LLC, its general partner

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Director

DAVID J. MATLIN

By:	/s/ David J. Matlin
Name: David J. Matlin

MARK R. PATTERSON

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson

FRANK PLIMPTON

By:	/s/ Frank Plimpton
Name: Frank Plimpton

CHRISTOPHER PECHOCK

By:	/s/ Christopher Pechock
Name: Christopher Pechock

EXHIBIT INDEX

1    Joint Filing Agreement, dated as of May 25, 2007, among the Reporting Persons.

2    Investment Agreement, dated as of May 14, 2007, by and between First Albany Companies Inc. and MatlinPatterson FA Acquisition LLC (incorporated herein by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on May 15, 2007)

3    Voting Agreements and Proxies, dated as of May 7, 2007, entered into between MatlinPatterson FA Acquisition LLC and each of Messrs. George McNamee, Alan Goldberg and Peter J. McNierney.

4    Confidentiality letter agreement dated March 20, 2007 between MatlinPatterson Global Advisers LLC and First Albany Companies Inc..